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                          SYNERGY PHARMACEUTICALS INC.
                             ONE SPRINGFIELD AVENUE
                            SUMMIT, NEW JERSEY 07901
                                 (908) 598-4663



                                  May 24, 1999


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Judiciary Plaza
Washington, D.C. 20549

     RE: SYNERGY PHARMACEUTICALS INC. -- REGISTRATION STATEMENT ON FORM S-1 REGISTERING 2,645,000 SHARES OF COMMON STOCK, 230,000 REPRESENTATIVE'S WARRANTS AND 230,000 SHARES OF COMMON STOCK UNDERLYING THE REPRESENTATIVE'S WARRANTS (REGISTRATION NO. 333-64829)

Ladies and Gentlemen:

Reference is hereby made to the above-referenced Registration Statement which has been filed with the Securities and Exchange Commission by Synergy Pharmaceuticals Inc. (formerly IgX Corp.)(the "Company") on September 30, 1998.

Pursuant to Rule 477 under the Securities Act of 1933, as amended, application is hereby made by the Company to withdraw the Registration Statement. The Company has determined that, in view of current market conditions, it is not advisable to proceed with the registration and sale of its common stock at this time. In addition, no shares of common stock have been offered or sold pursuant to the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph
(a) of said Rule 477.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

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Securities Exchange Commission
May 24, 1999
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If you have any questions regarding this application, please contact the
Company's legal counsel, Kenneth D. Polin of Zevnik Horton Guibord McGovern Palmer & Fognani, L.L.P. at (619) 515-9600 or, in his absence, Caroline F. Marks at (619) 515-9624.

                                        Very truly yours,

                                        SYNERGY PHARMACEUTICALS, INC.



                                        Brooks Boveroux,
                                        Chief Financial Officer

cc: Jeffrey Rieder
    Assistant Director
    Securities and Exchange Commission
    Division of Corporation Finance